Exhibit 99.1
COSTAMARE BULKERS HOLDINGS LIMITED
MARSHALL ISLANDS
August 14, 2026
Dear Stockholder:
On behalf of the Board of Directors, you are cordially invited to attend the 2026 Annual Meeting of Stockholders of Costamare Bulkers Holdings Limited. The meeting will be held virtually at:
Website: www.virtualshareholdermeeting.com/CMDB2026
Date: Thursday, October 8, 2026
Time: 12:00 p.m. CET
The Notice of the 2026 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors. The principal business to be transacted at the 2026 Annual Meeting of Stockholders will be:
1.	To elect one Class I Director, who will hold office until the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders and any adjournments or postponements thereof.
The Board of Directors unanimously recommends that stockholders vote for the election of the nominated director and for the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors.
We understand that many of our stockholders may be unable to attend the meeting virtually. Proxies are solicited so that each stockholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to the meeting or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

Gregory Zikos Chief Executive Officer

COSTAMARE BULKERS HOLDINGS LIMITED
MARSHALL ISLANDS
NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 8, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders of Costamare Bulkers Holdings Limited, a Marshall Islands corporation (the “Company”), will be held at 12:00 p.m. CET, on Thursday, October 8, 2026. This year’s Annual Meeting will be a completely virtual meeting of stockholders. You will be able to attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/CMDB2026. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com for the purposes of voting upon and considering the following:
1.	To elect one Class I Director, who will hold office until the annual meeting of stockholders in 2029 and until his successor has been duly elected and qualified;
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors; and
3.	To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders and any adjournments or postponements thereof.
Only holders of record of our common stock, par value $0.0001 per share, and the holder of our Series B Preferred Stock, par value $0.0001 per share, at the close of business on Thursday, August 13, 2026 will be entitled to receive notice of, and to vote at, the 2026 Annual Meeting of Stockholders and at any adjournments or postponements thereof.
You are cordially invited to attend the 2026 Annual Meeting of Stockholders. Whether or not you expect to attend the 2026 Annual Meeting of Stockholders virtually, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of our Board of Directors. The proxy card shows the form in which your shares of common stock are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote virtually, should you decide to attend the 2026 Annual Meeting of Stockholders. We look forward to seeing you.
For further information regarding the Company, please see our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2026. The Annual Report can be accessed on the Company’s website, http://www.costamarebulkers.com, in the “Investors” section under “Annual Reports”.

August 14, 2026	By Order of the Board of Directors

Anastassios Gabrielides General Counsel and Secretary Monaco

This notice of the 2026 Annual Meeting of Stockholders and proxy statement and form of proxy are being distributed on or about August 14, 2026.

COSTAMARE BULKERS HOLDINGS LIMITED
MARSHALL ISLANDS
PROXY STATEMENT FOR
2026 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 8, 2026
INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Costamare Bulkers Holdings Limited, a Marshall Islands corporation (the “Company”), for use at the 2026 Annual Meeting of Stockholders to be held virtually at 12:00 p.m. CET, on Thursday, October 8, 2026 at www.virtualshareholdermeeting.com/CMDB2026, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of the Meeting. This Proxy Statement, the accompanying proxy card and the Company’s 2025 annual report are expected to be mailed on or about August 14, 2026 to the stockholders of the Company entitled to vote at the Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 3, 2026, the Company had outstanding 24,301,490 shares of common stock, par value $0.0001 per share (the “Common Stock”). Each stockholder of record of Common Stock at the close of business on August 13, 2026 is entitled to one vote for each share of Common Stock then held. The Common Stock represented by any proxy in the enclosed form, or any other form meeting the requirements of Marshall Islands law, will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any signed proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2026 Annual Meeting of Stockholders. As of August 3, 2026, Konstantinos Konstantakopoulos, Christos Konstantakopoulos and Achillefs Konstantakopoulos and their immediate family beneficially owned 7,553,288 shares, 3,810,317 shares and 5,001,143 shares, respectively, or approximately 31.1%, 15.7% and 20.6%, respectively, of our outstanding Common Stock. In the aggregate, as of August 3, 2026, they own 16,364,748 shares, or approximately 67.3% of our outstanding Common Stock.
The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMDB”.
On August 13, 2026, the Company also had outstanding 235 shares of Series B Preferred Stock. Each share of Series B Preferred Stock entitles the holder thereof to 50,000 votes per share on all matters submitted to a vote of the stockholders at the Meeting. The holder of Series B Preferred Stock shall vote together as one class with the holders of the Common Stock on all matters put before the stockholders at the Meeting. As Konstantinos Konstantakopoulos is the owner of 235 shares of Series B Preferred Stock, being all of the outstanding Series B Preferred Stock, he is able to exercise voting rights with respect to approximately 53.5% of the voting power of the Company’s capital stock. For additional information regarding the Series B Preferred Stock, please refer to the Company’s 2025 annual report on Form 20-F.
The Company’s Common Stock and the Series B Preferred Stock are the only classes of its stock carrying full voting rights. A majority of the stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present virtually or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting.
REVOCABILITY OF PROXIES
A stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s offices at 7 rue du Gabian, MC 98000 Monaco, a duly executed proxy bearing a later date, by filing with the Company, at the above address, a written notice of revocation or by attending the Meeting and voting virtually.

PROPOSAL ONE
ELECTION OF CLASS I DIRECTOR
The Company currently has five directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Dimitrios Sofianopoulos for re-election as a Class I Director for a term expiring at the 2029 annual meeting and until his successor has been duly elected and qualified.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy card intend to vote uninstructed shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the enclosed proxy card will vote for the election of such substitute nominee as the current Board may recommend.
The Class I Director nominee shall be elected by a plurality of the votes cast at the Meeting.
NOMINEE FOR ELECTION
The Board has nominated the following individual to serve as a Class I Director for a three-year term expiring at the 2029 annual meeting and until his successor has been duly elected and qualified.

Name	Age	Positions	Class	Term Expires	Director Since
Dimitrios Sofianopoulos	59	Director	I	2029	2025

Additional Information Concerning the Nominee for Election
Dimitrios Sofianopoulos
Class I Director
Dimitrios Sofianopoulos is a member of our board of directors. Mr. Sofianopoulos has over 35 years of experience in the shipping sector and has been working with the Costamare group of companies for the last 18 years. He has studied law in Greece and the UK and has qualified as a Greek and UK lawyer. Prior to joining Costamare, he has worked as an equity partner of a major international law firm in NY, London, Monaco and Athens Greece. In his long career, Mr. Sofianopoulos has worked with a large number of Greek and other international commercial banks, private equity houses, mezzanine lenders and builders, as well as major Greek and foreign shipowners, and has been involved in numerous transactions involving M&A, IPOs, JVs, NPL portfolios, commercial lending, leasing, single or fleet acquisitions, newbuildings, bareboat charters, COAs and other shipping related matters. Mr. Sofianopoulos is currently a director of Neptune Maritime Leasing Limited, a maritime leasing platform subsidiary of Costamare Inc., and holds an MSc in Shipping, Trade and Finance from Bayes Business School, City University, an LL.M. from Queen Mary College of the University of London, and a LL.B. from the Aristotelion University of Thessaloniki, Greece.

DIRECTORS CONTINUING IN OFFICE

Name	Age	Positions	Class	Term Expires	Director Since
Gregory Zikos(1)	57	Chief Executive Officer and Director	III	2028	2025
Peter Lund	52	Director	II	2027	2025
Katerina Eleftheriou(1)(2)	49	Director	III	2028	2025
David Grant(1)(2)	60	Director	II	2027	2025

(1)	Member of corporate governance, nominating and compensation committee.
(2)	Member of audit committee.
The following directors will continue in office:
Class II Directors—Term to Expire in 2027
Peter Lund
Class II Director
Peter Lund is a member of our board of directors. He also serves as chief commercial officer of Costamare Inc. Prior to joining Costamare Inc. in 2023, Mr. Lund was employed at A.P. Moller-Maersk, a public shipping company, as Vice President and Head of Chartering/S&P/Newbuildings from 2014 to 2023. From 2012 to 2014, Mr. Lund was employed with Costamare Shipping Company S.A. (“Costamare Shipping”) in Singapore as commercial director. From 2008 to 2012, Mr. Lund was employed by Ship Finance International, a NYSE listed shipping company, in Singapore as Commercial Director in charge of business development. From 2001 to 2004, Mr. Lund was in charge of opening and developing Maersk Broker Athens and from 2004 to 2008 was in charge of Maersk Broker South East Asia and was Head of Maersk Broker Singapore. From 1993 to 2004, Mr. Lund was employed with A.P. Moeller Maersk in various functions and leadership positions in Copenhagen, Rotterdam and Genoa. Mr. Lund holds a Master’s Degree of Law from University of Copenhagen and has participated in various leadership and development programs at London Business School, Stanford University and CCL Colorado.
David Grant
Class II Director
David Grant is a member of our board of directors. Mr. Grant is a highly experienced international banker with a career spanning over 35 years. From 2014 to 2025, Mr. Grant was a Managing Director at ING Bank N.V. leading the bank’s ship finance business in Continental Europe with particular focus on Greece. At ING, Mr. Grant has held various key management positions including Head of London, Shipping and a member of the Lending Services UK Management Team. From 2003 to 2014, he worked at DNB where he also served as Head of Shipping, Offshore & Logistics, EMEA with management responsibility for the London and Athens offices. During his time with DNB, he oversaw the opening of the Athens Representative office and was a member of the Global Shipping Leadership Group as well as the London Branch Executive Management Committee. He also acted as interim CEO of DNB London during the 2008 financial crisis. Between 2000 and 2003, Mr. Grant was a Director in Structured Finance at RBS with responsibility for investments in bonds, asset-backed securities and credit derivatives. Prior to 2000, Mr. Grant was employed in ship finance by Berliner Bank AG from 1994 to 2000. Mr. Grant’s banking career began with RBS in 1986.
Class III Directors—Term to Expire in 2028
Gregory Zikos
Class III Director
Gregory Zikos is our Chief Executive Officer and a member of our board of directors. Mr. Zikos also serves as the chief financial officer and a member of the board of directors of Costamare Inc. Prior to joining Costamare Inc. in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.
Katerina Eleftheriou
Class III Director
Katerina Eleftheriou is a member of our board of directors. From 2007 to 2023, Ms. Eleftheriou worked at HSBC Continental Europe where she was the Head of Shipping Greece and a member of the Bank’s Greek Executive Committee from 2019 to 2023. During this period, she also advised the bank on maritime finance projects of other international sites, was an active member of HSBC’s D&I Committee and acted as mentor and coach to candidates for various leadership related roles. In 2023, she successfully led the sale of the Bank’s $2 billion Greek shipping portfolio. From 2001 to 2007, Ms. Eleftheriou worked for Laiki Bank (Hellas) S.A., a Cypriot bank, as a shipping relationship manager, and she started her career in 2000 in the finance department of Enterprises Shipholding Corporation, a large private oceangoing refrigerated cargo and container shipping company in Athens. Ms. Eleftheriou is currently a director of Neptune Maritime Leasing Limited, a maritime leasing platform subsidiary of Costamare Inc., and a Senior Advisor to First Citizens Bank, Maritime Finance. Ms. Eleftheriou holds an MSc in Shipping, Trade & Finance from Cass Business School and a BSc in Management from Deree College.
Independence
The Board has determined that Ms. Eleftheriou and Mr. Grant are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.
Compensation of Directors
Our independent, non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors (including our officers who serve as our directors) do not receive any compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.
Compensation of Senior Management
We do not pay any compensation to our officers for their services as officers or directors. Our officers are employed and are compensated for their services by Costamare Shipping or Costamare Shipping Services Ltd. and in certain cases also from Costamare Bulkers Inc.
Board Practices
We have five members on our Board. The Board may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire Board. Each of Mr. Zikos, Mr. Lund, Ms. Eleftheriou and Mr. Grant were elected prior to the completion of the Company’s spin-off from Costamare Inc. on May 6, 2025 (the “Spin-Off”). Mr. Sofianopoulos was appointed to serve as a director in October 2025 to fill the vacancy related to the resignation of Jens Jacobsen. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except (i) in the event of death, resignation or removal and (ii) for the initial terms of office of persons currently serving as Class I, Class II and Class III directors which will expire at the first, second and third annual meetings, respectively, after the Spin-Off, and until his or her successor shall have been duly elected and qualified. A vacancy on the Board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by these exemptions, as well as by our Amended and Restated Bylaws (the “Bylaws”) and the laws of the Marshall Islands, we currently have a Board with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our Board, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Committees of the Board
Audit committee
Our audit committee consists of Katerina Eleftheriou and David Grant. Ms. Eleftheriou is the chairperson of the committee. The audit committee is responsible for:
•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;
•
assisting the Board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
•	discussing earnings press releases, as well as financial information and earnings guidance, provided to analysts and rating agencies;
•	discussing policies with respect to risk assessment and risk management;
•	meeting separately, and periodically, with management, internal auditors and the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;
•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;
•	reporting regularly to the full Board; and
•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.
Corporate governance, nominating and compensation committee
Our corporate governance, nominating and compensation committee consists of Gregory Zikos, David Grant and Katerina Eleftheriou. Mr. Zikos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:
•
nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;
•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management; and
•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, UNINSTRUCTED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
Upon the recommendation of the audit committee, the Board is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2026.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the audit committee that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to approval by the Company’s audit committee.
Approval of Proposal Two requires the majority of the votes cast at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, UNINSTRUCTED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL.

STOCKHOLDER PROPOSALS FOR ANNUAL MEETING
Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration, which was given to individuals identified through other means to the corporate governance, nominating and compensation committee.
Stockholders who wish to send communications on any topic to the Board may do so by writing to our General Counsel and Secretary, Mr. Anastassios Gabrielides, at Costamare Bulkers Holdings Limited, 7 rue du Gabian, MC 98000 Monaco.
SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail or personal contact.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of Gregory Zikos and Anastassios Gabrielides, the persons named as proxy holders in the proxy.

By Order of the Board of Directors

Anastassios Gabrielides General Counsel and Secretary

August 14, 2026
Monaco